UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CREE, INC.
(Exact name of registrant as specified in its charter)

North Carolina	0-21154	56-1572719
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

4600 Silicon Drive
Durham, North Carolina	27703
(Address of principal executive offices)	(Zip Code)

Michael E. McDevitt (919) 407-5300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[✓]    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

During the 2013 calendar year, Cree, Inc., or Cree, manufactured products as to which tin, tungsten, tantalum, and/or gold, collectively referred to as 3TGs or conflict minerals,1 were necessary to the functionality or production of such products. As used herein, the term “manufactured” includes products manufactured or contracted to be manufactured by Cree.

Based on Cree’s reasonable country of origin inquiry, or RCOI, described in more detail below, Cree concluded in good faith that it knew or had reason to believe that a portion of the necessary 3TGs in its product supply chains originated, or may have originated, in the Democratic Republic of the Congo or an adjoining country, collectively referred to as the Covered Countries, and that those necessary 3TGs did not come from recycled or scrap sources. As a result, Cree developed a due diligence program to determine whether any of the necessary conflict minerals in its product supply chains may have originated in the Covered Countries and whether any conflict minerals originating in the Covered Countries directly or indirectly financed or benefited armed groups in the Covered Countries. Cree believes its due diligence program conforms to a nationally or internationally recognized due diligence framework.

Cree has implemented its due diligence program as far as reasonably practicable for products manufactured by it in 2013. Because Cree has not obtained complete and accurate information regarding all of the smelters and refiners that processed the necessary conflict minerals in its products to determine whether these conflict minerals originated in the Covered Countries and, if so, whether or not the conflict minerals were from recycled or scrap sources or from other conflict free sources, Cree has reached the conclusion that all of its products (other than its SiC materials) are DRC conflict undeterminable. Cree’s SiC materials do not include any 3TGs. Further, Cree’s due diligence efforts did not provide any basis for concluding that any of the necessary conflict minerals in its product supply chains directly or indirectly financed or benefited armed groups in the Covered Countries. Accordingly, Cree is required to file a Conflict Minerals Report, but an independent private sector audit of the Company’s Conflict Minerals Report for 2013 is not required.

Cree is filing as an exhibit to this Form SD a Conflict Minerals Report that includes a description of its due diligence program, the efforts it undertook in making its determinations for products manufactured by it in 2013, and the results of such efforts.

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1
The term “conflict mineral” is defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Act, as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives; or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

A.	Description of Cree’s Reasonable Country of Origin Inquiry:

Cree’s RCOI utilized a combination of measures to determine whether the necessary 3TGs in Cree’s products originated from the Covered Countries. The primary measure employed by Cree was a supply chain survey of direct suppliers of 3TGs and assemblies, components and materials determined to likely include 3TGs using the conflict minerals reporting template developed by the Conflict-Free Sourcing Initiative, an initiative sponsored by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. This supply chain survey was administered by a third-party service provider.

Nearly 62% of the direct suppliers that were asked to complete the reporting template provided at least a partial response to the supply chain survey. Of those that responded, a significant number indicated that no 3TGs were present in the assemblies, components and materials supplied to Cree. Of those that indicated that 3TGs were present, a significant number were unsure of the origin of all of the conflict minerals in the items supplied to Cree, many indicated that the conflict minerals originated from smelters or refiners that are not known to process conflict minerals from the Covered Countries, and a few indicated that the conflict minerals originated from smelters or refiners that are known to process conflict minerals from the Covered Countries.

Based on the insufficiency and content of the responses, Cree determined that it was required by the Rule to develop a due diligence program for determining the chain of custody and ultimate source of the necessary conflict minerals used in its products that conforms to a nationally or internationally recognized due diligence framework and to timely file a Conflict Minerals Report with the Securities and Exchange Commission, or the SEC. Additional information on Cree’s RCOI and due diligence program is provided in its Conflict Minerals Report.

B.	Publicly-available Internet Website:

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934, Cree has filed this Form SD and the associated Conflict Minerals Report with the SEC, and both reports are posted to Cree’s publicly-available Internet site at http://www.cree.com/Support/Conflict-Minerals.

Item 1.02	Exhibit

Cree has filed, as Exhibit 1.01 to this Form SD, the Conflict Minerals Report required by Items 1.01 and 1.02. Cree is not required to submit an audit report.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01    Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREE, INC.

By:	/s/ Michael E. McDevitt
Michael E. McDevitt
Executive Vice President and Chief Financial Officer

Date: June 2, 2014